NO ACT

DC
PE
1-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041708

Received SEC
MAR 05 2008
Washington, DC 20549

March 5, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2008

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by William Steiner. We also have received letters on the proponent's behalf dated January 14, 2008, January 18, 2008, and January 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 11, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner (the "Proponent"), who has appointed John Chevedden to act on his behalf (the "Proponent's Representative").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt a bylaw requiring that the Company "have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our [C]ompany at that time has an independent [B]oard chairman." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Substantiate His Eligibility to Submit the Proposal.

The Proponent submitted the Proposal to the Company via facsimile on November 13, 2007, which the Company received on November 13, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via Federal Express to the Proponent a letter on November 15, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Company also sent via email a copy of the Deficiency Notice to the Proponent's Representative on November 15, 2007.

The Deficiency Notice requests that the Proponent provide proof of ownership that satisfies the requirements of Rule 14a-8 and provides further guidance regarding those requirements. The Deficiency Notice also explains that Rule 14a-8(f) requires that the deficiency be corrected within 14 calendar days from the date the Proponent receives the Deficiency Notice. Further, the Deficiency Notice explains that if the Proponent does not send a response that is postmarked or transmitted electronically within those 14 days, the Company will exclude the proposal from its 2008 Proxy Materials. Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 11:02 a.m. on November 16, 2007. *See* Exhibit C. The Company never received a response to the Deficiency Notice from the Proponent or the Proponent's Representative.

When a proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1), the Staff has concurred that a company may omit the proposal. *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a shareholder proposal and noting that "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"). *See also Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). Moreover, in *Pfizer Inc.* (avail. Jan. 16, 2004), the Staff concluded that a shareholder proponent's failure to respond to Pfizer's deficiency notice, which was substantially similar in content to the Deficiency Notice, was a sufficient justification to concur with Pfizer's exclusion of the proponent's proposal in reliance on Rule 14a-8(f)(1) and Rule 14a-8(b).

This Proponent in particular should be well aware of the need to demonstrate compliance with the continuous ownership requirements of Rule 14a-8 as the Staff, on multiple occasions, has determined that he failed to satisfy the ownership requirements of Rule 14a-8(b) because of his failure to respond to deficiency notices. *See, e.g., Int'l Paper Co.* (avail. Feb. 28, 2007) (concurring with the exclusion of the Proponent's proposal because "the [P]roponent appears not to have responded to International Paper's request for documentary support indicating that the [P]roponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Anheuser-Busch Cos., Inc.* (avail. Jan. 24, 2006) (concurring with the exclusion of the Proponent's proposal because he "failed to supply, within 14 days of the receipt of [the company's] request, documentary support evidencing" that the Proponent satisfied Rule 14a-8(b)'s minimum ownership requirements); *Wal-Mart Stores, Inc.* (avail. Jan. 18, 2006) (same). In this instance, the Proponent has failed once again to respond at all to the Deficiency Notice.

Accordingly, we believe that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) due to the Proponent's failure to provide the Company with satisfactory evidence of the Proponent's requisite continuous ownership of the Company's stock as of the date the Proposal was submitted to the Company.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). Specifically, the Staff has permitted the exclusion of proposals requesting that a company adopt a particular definition or set of guidelines when the proposal or supporting statement failed to include any reference to a description of the substantive provisions of the definition or set of guidelines being recommended.

In the instant case, the Proposal provides that "the standard of independence would be the standard set by the Council of Institutional Investors" but does not specify what that standard is. In *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws." *See also Smithfield Foods, Inc.* (avail. July 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative"); *Johnson & Johnson* (avail. Feb. 7, 2003) (permitting the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting the adoption of the "Glass Ceiling Commission's" business recommendations); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

The Proposal, which states, "The standard of independence would be the standard set by the Council of Institutional Investors," is substantially similar to the proposal in *Boeing Corp.* It includes no reference to, or description of, the provisions of the particular standard the Proposal seeks to adopt. In fact, the Proposal is even more vague and indefinite than the *Boeing Corp.* proposal. Whereas the proposal in *Boeing Corp.* referred to the "2003 Council of Institutional Investors definition," this Proposal is a moving target in that it fails to specify the version of the standard of independence that is to be adopted. As provided on the Council of Institutional Investors' website: "The corporate governance policies of the Council of Institutional Investors are a living document that is [sic] constantly reviewed and updated." Council of Institutional Investors, Council Policies, *available at* http://www.cii.org/policies/index.html. Thus, neither the Company nor its shareholders would be able to determine the standard of independence to be applied under the Proposal. As the Staff has found on numerous occasions, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (same); *Fuqua Indus., Inc.* (avail. Mar. 12, 1991) (same).

The Proposal is distinguishable from other shareholder proposals that refer to the independence of directors that the Staff did not concur were excludable as vague and indefinite. First, the Staff has not granted no-action relief when the proposal did not specify a standard for director independence. *See First Mariner Bancorp* (avail. Jan. 10, 2005); *Alaska Air Group Inc.* (avail. Mar. 1, 2004). Second, the Staff has not granted no-action relief when the proposal requested the adoption of a specific standard for director independence and the substantive provisions of the standard were identifiable to the company and shareholders. *See Clear Channel Communications Inc.* (avail. Feb. 15, 2006); *Ford Motor Co.* (avail. Mar. 9, 2005). Unlike in these situations, the Proposal requests the adoption of a specific standard for director independence but does not provide any reference to or description of the substantive provisions of the standard. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/pah/mbd
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
William Steiner
John Chevedden

100361864_4.DOC

EXHIBIT A

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 13 2007

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. James Dimon
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Dimon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner   10/12/07
William Steiner   Date

cc: Anthony J. Horan <ANTHONY.HORAN@chase.com>
Corporate Secretary
PH: 212-270-7122
FX: 212-270-4240
PH: 212 270-6000
FX: 212-270-1648

[JPM: Rule 14a-8 Proposal, November 13, 2007]

3 – Independent Lead Director

Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

We had neither an independent Chairman nor a Lead Director according to The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.

Please encourage our board to respond positively to this proposal and establish a Lead Director to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 15, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

VIA E-MAIL

Dear Mr. Chevedden:

This will acknowledge receipt of the fax received on November 13, 2007, from Mr. William Steiner whereby he advised JPMorgan Chase & Co. of his intention to submit a proposal to be voted upon at our 2008 Annual Meeting. Mr. Steiner has appointed you as his proxy to act on his behalf in this and all matters related to this proposal and its submission at our annual meeting.

We have reviewed the fax and bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> Proof of ownership in the stock of JPMorgan Chase & Co. (JPM) was not provided. According to the SEC rule the Plan must have continuously held at least $2,000 in market value in the stock of JPM for at least one year previous to the date of submission of this proposal. Please provide a brokerage statement or letter from the Plan's broker acknowledging that the Plan has owned this stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate Mr. Steiner's interest in the topic of his proposal, if the deficiency we cite is not corrected, the proposal will be excluded from our proxy statement. A response must be postmarked, or transmitted electronically, no later than 14 days from the date of receipt of this notification.

Sincerely,

cc: William Steiner

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425581:v1

Office of the Secretary
Anthony Horan/JPMCHASE
Sent by: Galina Piatezky

11/15/2007 06:11 PM

To olmsted7p@earthlink.net

cc caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCHASE

bcc

Subject JPMC - W. Steiner Proposal

This document contains a file attachment with a file size of 130.5 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. William Steiner for our 2008 annual meeting.

Please be sure to include Irma (see address cc'd above) to ensure that we do not inadvertently miss any future correspondence.

Tony Horan

W Steiner proposal acknowledgement.pdf

Anthony J. Horan, Corporate Secretary | JPMorgan Chase, 270 Park Avenue, New York, NY 10017| W: 212 270-7122| Cell: 917 881-2602| Fax: 212 270-4240

JPMC - W. Steiner Proposal - Lotus Notes

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Anthony Horan/JPMCHASE
Sent by: Galina Piatezky

11/15/2007 06:11 PM

To olmsted7p@earthlink.net
cc caracciolo_irma@jpmorgan.com, Anthony Horan/JPMCHASE@JPMCH
bcc
Subject JPMC - W. Steiner Proposal

This document contains a file attachment with a file size of 130.5 KB.

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. William Steiner for our 2008 annual meeting.

Please be sure to include Irma (see address cc'd above) to ensure that we do not inadvertently miss any future correspondence.

Tony Horan

W Steiner proposal acknowledgement.pdf.zip

Anthony J. Horan, Corporate Secretary | JPMorgan Cha

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Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

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William Steiner

112 Abbottsford Gate

Piermont, NY 10968

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JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
William Steiner

Ladies and Gentlemen:

This responds to the company January 11, 2008 no action request – one of two company no action requests dated January 11, 2008 regarding broker letters.

1) Regarding the broker letter argument
These is no record of receiving a request for a broker letter by the contact person on this proposal. The cover letter for this proposal stated:

> Please direct all future communication to John Chevedden at:
> olmsted7p (at) earthlink.net
> (In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
> PH: 310-371-7872
> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278

However the contact person, John Chevedden, has a record of only receiving these email messages since May 2007 from Mr. Anthony Horan – and two of these messages concerned other 2008 proposals by Ray T. Chevedden and Kenneth Steiner:

> ------ Forwarded Message
> **From:** <ANTHONY.HORAN@chase.com>
> **Date:** Mon, 26 Nov 2007 15:19:32 -0500
> **To:** <olmsted7p@earthlink.net>
> **Cc:** <caracciolo_irma@jpmorgan.com>, <ANTHONY.HORAN@chase.com>
> **Subject:** JPMC - R. Chevedden Proposal
>
> Mr. Chevedden:
>
> Attached is our acknowledgment of the proposal submitted by Mr. Ray T. Chevedden for our 2008 annual meeting.
>
> Please be sure to include caracciolo_irma@jpmorgan.com on all correspondence to insure receipt.

Tony Horan

------ Forwarded Message
From: <ANTHONY.HORAN@chase.com>
Date: Thu, 15 Nov 2007 18:12:47 -0500
To: <olmsted7p@earthlink.net>
Cc: <caracciolo_irma@jpmorgan.com>, <ANTHONY.HORAN@chase.com>
Subject: JPMC - K. Steiner Proposal

Mr. Chevedden:

Attached is our acknowledgment of the proposal submitted by Mr. Kenneth Steiner for our 2008 annual meeting.

Please be sure to include Irma (see address cc'd above) to ensure that we do not inadvertently miss any future correspondence.

Tony Horan

------ Forwarded Message
From: <ANTHONY.HORAN@chase.com>
Date: Thu, 17 May 2007 16:44:38 -0400
To: olmsted <olmsted7p@earthlink.net>
Cc: <caracciolo_irma@jpmorgan.com>
Subject: Re: Annual Meeting (JPM)

Mr. Chevedden - Mr. Steiner was welcome at the meeting.

We plan to file an 8-K with the full voting results tomorrow and my

colleague Irma Caracciolo will email a copy of it to you when we do.

Tony Horan

Additionally the contact person, John Chevedden, has no record since May 2007 of receiving any additional email messages with "JPMC" in the subject line, other than the two above for other proposals.

2) Regarding the vague argument
The text of the resolution states (bold added):

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an **independent lead director** whenever possible with clearly delineated duties, **elected by and from the independent board members**, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. **The standard of independence would be the standard set by the Council of Institutional Investors.**

The company begins with a number of throwaway cases. For instance, claiming this resolution is analogous to proposals with text:
"concerning the thinking of the Directors concerning representative payees"
"... to implement a policy of improved corporate governance"
"Global Reporting Initiative"
"Glass Ceiling Commission's" business recommendations
"SA8000 Social Accountability Standards"

Additionally this proposal seems consistent with a number of the company-cited precedents (bold added):
Company Name – Ford Motor Co. (March 9, 2005):

[APPENDIX]

3- Form Independent Committee to Address Ford Family Conflicts with Shareholders

RESOLVED: Form Independent Committee to Address Ford Family Conflicts with Shareholders. In other words form an Independent Board Committee to prevent conflicts of interest between Ford Family shareholders and regular shareholders. Ford shareholders request a policy to establish a committee of strictly independent directors to evaluate (before the fact if possible) and make recommendations regarding any question of conflict of interest between Ford family shareholders and regular shareholders. **The standard of independence is that of the Council of Institutional Investors *www.cii.org* updated in 2004.** And formalize this as a corporate governance policy or bylaw consistent with the governing documents of our company.

...

[STAFF REPLY LETTER]

March 9, 2005

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Ford Motor Company

Incoming letter dated January 12, 2005

The proposal relates to establishing a committee of independent directors to evaluate and make recommendations regarding potential conflicts of interest.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Daniel Greenspan

Attorney-Advisor

Company Name – Alaska Air Group, Inc. (March 1, 2004):

[APPENDIX 2]

EXHIBIT B

NO. 2—LEAD INDEPENDENT DIRECTOR: HIGHER STANDARDS NECESSARY AT OUR COMPANY

RESOLVED: Shareholders request the Board of Directors take all necessary steps to amend our corporation's bylaws and adopt policy **to ensure that the Lead Independent Director is truly independent** when the office of Chairman and CEO are held by the same person. Furthermore, that the Lead Independent Director can never have previously served as an executive of our company, or been retained on the company's behalf as a consultant or attorney.

This proposal is submitted by Mr. Bill Davidge.

Currently, both the Securities and Exchange Commission and the New York Stock Exchange recognize that directors will not be considered independent unless certain relationships exist (or not) with the corporation within the prior five years.

Shareholders propose that more stringent requirements be incorporated into our company's Bylaws to ensure the highest standards for independency in corporate governance, especially when the offices of Chairman and CEO are held by the same person.

ENSURE LEADERSHIP OF BOARD INDEPENDENCY—VOTE YES ON NO. 2

[STAFF REPLY LETTER]

March 1, 2004

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Alaska Air Group, Inc.

Incoming letter dated January 15, 2004

The proposal requests that the board take all necessary steps to amend the bylaws and adopt a policy to ensure that the Lead Independent Director is truly independent.

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must, in the sentence that begins "Currently, both the Securities and Exchange Commission..." and ends "... within the prior five years," replace the work "five" with "three" and provide a citation to a specific source. Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Lesli L. Sheppard-Warren

Attorney-Advisor

Company Name – Clear Channel Communications, Inc. (February 15, 2006):

[APPENDIX 2]

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee (the "Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to amend the Committee charter to specify that the Committee be composed solely of independent directors as defined below. The charter should also specify (a) how to select a new independent Committee member if a current member ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve on the Committee.

BE IT FURTHER RESOLVED, for the purpose of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at: *http://www.cii.org/policies/ind dir defn.htm*

[STAFF REPLY LETTER]

February 15, 2006

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Clear Channel Communications, Inc. Incoming letter dated December 23, 2005

The proposal requests the board to amend the compensation committee charter to require that the compensation committee be composed solely of independent directors, as defined in the proposal.

We are unable to concur with your view that Clear Channel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe Clear Channel may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur with your view that Clear Channel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Clear Channel may exclude the proposal under rule 14a-8(i)(3).

Sincerely,

/s/

Gregory Belliston

Attorney-Adviser

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
William Steiner

Ladies and Gentlemen:

This responds to the company January 11, 2008 no action request – one of two company no action requests dated January 11, 2008 regarding broker letters.

The company provided no evidence that it adequately informed the proponent of the requirements for proof of ownership. The company exhibit of its one-page letter regarding proof of ownership does not reference any attachment whatsoever.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 14, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 31, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Lead Director
William Steiner

Ladies and Gentlemen:

In further response to the company January 11, 2008 no action request the company "vague" argument fails to note that just as the company encourages its shareholders to access proxy materials via electronic delievery, that these same shareholders can easily access the widely-known Council of Institutional Shareholders core definition of independence via the Internet. The following quote is from the 2007 company proxy (bold added after the heading):

> **Electronic delivery of proxy materials and annual report**
>
> You may access this proxy statement and our annual report to shareholders on our Web site at www.jpmorganchase.com, under the Investor Relations tab. From the Investor Relations tab, you also may access our 2006 Annual Report on Form 10-K, by selecting "Financial information" and then "SEC filings".
>
> **If you would like to reduce the Firm's costs of printing and mailing proxy materials for next year's annual meeting of shareholders, you can opt to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet rather than in printed form.** To sign up for electronic delivery, please visit https://icsdelivery.com/jpm/index.html and follow the instructions to register. Or alternatively, if you vote your shares using the Internet, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. Prior to next year's meeting, you will receive an e-mail notification that the proxy materials and annual report are available on the Internet and instructions for voting by Internet. Electronic delivery will continue in future years until you revoke your election by sending a written request to the Secretary at the address provided above under "Important notice regarding delivery of security holder documents". If you are a beneficial, or "street name", shareholder who wishes to register for electronic delivery, you should review the information provided in the proxy materials mailed to you by your broker, bank, or other nominee.

The company fails to note that more than 65% of its shares are held by institutional shareholders, who already know the core definition of independence by the Council of Institutional Investors or who are most capable of locating it within minutes.

The company does not provide any information on any purported history of change of the core definition of independence by the Council of Institutional Investors.

The company fails to take into consideration that the internet access of its shareholder is probably at an all-time high. The company makes no comparison of the internet usage of its shareholders currently, as measured by its own internet voting, compared to its shareholders' internet usage on the dates of the company's purported precedents.

Additionally the company has not provided any historical information that a term that a few shareholders might not be familiar with will trigger a stampede of yes-votes after the company advises a no-vote.

The company essentially argues that if a small minority of shareholders might not fully understand a term in an otherwise clear proposal, then all shareholders should be held back and excluded from voting on the topic.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons, and the January 14, 2008 and January 18, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc:
William Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2008

The proposal requests that the board adopt a bylaw to provide for an independent lead director, using the standard of independence set by the Council of Institutional Investors.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END